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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             MDI Entertainment, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    552685109
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                                 (CUSIP Number)

                              Kenneth R. Koch, Esq.
                 Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.
                          666 Third Avenue, 25th Floor
                               New York, NY 10017
                                 (212) 692-6800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 19, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 pages
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                                  SCHEDULE 13D
                                       13D
=======================
CUSIP NO.  552685109
=======================

======= ========================================================================
    1    NAMES OF REPORTING PERSONS
         Steven M. Saferin
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

------- ------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /
------- ------------------------------------------------------------------------
    3    SEC USE ONLY

------- ------------------------------------------------------------------------
    4    SOURCE OF FUNDS (See Instructions)

         OO
------- ------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /
------- ------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
======= ========================================================================
  NUMBER OF            7       SOLE VOTING POWER
  SHARES                       0
                    ------------------------------------------------------------
  BENEFICIALLY         8       SHARED VOTING POWER
  OWNED BY                     3,928,502
                    ------------------------------------------------------------
  EACH                 9       SOLE DISPOSITIVE POWER
  REPORTING                    3,928,502
                    ------------------------------------------------------------
  PERSON              10       SHARED DISPOSITIVE POWER
  WITH                         0
======= ========================================================================
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,928,502(1)
------- ------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)
------- ------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.7 %(2)
------- ------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         IN
======= ========================================================================

--------
(1) Consists of 3,695,169 shares held by Steven Saferin and (ii) 233,333 shares currently exercisable pursuant to an option agreement (the "Option").

(2) Based on a total of 11,763,829 shares outstanding as reported in the Form 10-Q filed by the Issuer with the Commission on November 19, 2002, as adjusted upward to 11,997,162 shares to reflect 233,333 shares currently exercisable under the Option.

                               Page 2 of 10 pages
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         INTRODUCTORY STATEMENT

         This Amendment No. 2 (this "Amendment") relates to the common stock, par value $0.001 per share, of MDI Entertainment, Inc., a Delaware corporation (the "Issuer"). This Amendment amends and restates information from the Statement on Schedule 13D originally filed by Steven M. Saferin on February 7, 2000 with the Securities and Exchange Commission (the "Commission").

         Item 1.  Security and Issuer

         The title of the class of equity securities to which this Statement relates is the common stock of the Issuer, par value $0.001 per share. The principal executive offices of the Issuer are located at 201 Ann Street, Hartford, Connecticut 06103.

         Item 2.  Identity and Background

         This Statement is being filed by Steven M. Saferin (the "Reporting Person"), a citizen of the United States with a business address of MDI Entertainment, Inc., 201 Ann Street, Hartford, Connecticut 06103. Mr. Saferin is President, Chief Executive Officer and a director of the Company.

         Item 3.  Source and Amount of Funds or Other Consideration

         On November 19, 2002, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Scientific Games International, Inc., a Delaware corporation ("Parent"), and Blue Suede Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), which provides for, among other things: (i) the commencement by Purchaser of a cash tender offer for all of the outstanding shares of common stock of the Issuer at a purchase price of $1.60 per share, net to the seller in cash (the "Offer"); and (ii) following consummation of the Offer, the merger of Purchaser with and into the Issuer (the "Merger"). The consummation of the Offer is subject to certain conditions as set forth in the Merger Agreement, including the condition that 75% of the Company's outstanding shares (including the 708,333 shares which are currently owned by Parent and the 3,695,169 shares owned by Mr. Saferin) are tendered in the Offer. The consummation of the Merger and the transactions contemplated thereby are subject to customary closing conditions as prescribed in the Merger Agreement.

         Mr. Saferin has agreed to sell his shares to Purchaser at a purchase price of $1.40 per share within five business days after the closing of the Offer pursuant to a stock purchase agreement (the "Stock Purchase Agreement"). In addition, Mr. Saferin and Parent have entered into a three-year employment agreement (the "Employment Agreement") and a non-competition agreement (the "Non-Competition Agreement"), which are both effective upon the closing of the Offer.


                               Page 3 of 10 pages
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         Item 4.  Purpose of Transaction

         Except as reported in Item 3, Item 6 and in the Merger Agreement, the Reporting Person does not have any plan or proposal which relates to, or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

         (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

         (j) any action similar to any of those enumerated above.

         Item 5.  Interest in Securities of the Issuer

         (a) Based on a total of 11,763,829 shares outstanding on November 19, 2002, as adjusted upward to 11,997,162 shares to reflect 233,333 shares currently exercisable under the Option, Mr. Saferin's beneficial ownership of 3,928,502 shares of common stock constitutes beneficial ownership of 32.7% of the total number of shares of outstanding common stock of the Issuer.


                               Page 4 of 10 pages
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         (b) Mr. Saferin has the shared power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 3,928,502 shares of common stock. Pursuant to the Stock Purchase Agreement, Mr. Saferin has granted an irrevocable proxy to the Parent and certain of its officers as set forth in Item 6.

         (c) Except as reported in Item 3, Item 6 and the Merger Agreement, during the past sixty days, Mr. Saferin has not effected any transactions in shares of common stock.

         (d) Not applicable.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Stock Purchase Agreement

         Steven M. Saferin, the Issuer's President, Chief Executive Officer and a director, who in the aggregate holds voting and dispositive power with respect to an aggregate of 3,695,169 Shares and holds options to purchase 250,000 Shares, immediately following the execution and delivery of the Merger Agreement entered into the Stock Purchase Agreement, dated November 19, 2002, with Parent and the Purchaser. Pursuant to the Stock Purchase Agreement, Mr. Saferin has agreed, among other things, to sell the shares held by him to the Purchaser at a purchase price of $1.40 per share, aggregating $5,173,236.60, within five business days after the closing of the Offer, any extension thereof and any subsequent offering period for a price of $1.40 per share and to refrain from tendering the shares pursuant to the Offer. In addition, all options to purchase shares held by Mr. Saferin will be cancelled and he will receive from Purchaser an amount equal to the excess of $1.40 over the exercise price of each such option, aggregating $242,750.

         Pursuant to the Stock Purchase Agreement:

         (i) Mr. Saferin has agreed to, vote (or cause to be voted) at any meeting of the holders of the shares of the Issuer's common stock, however called, or in connection with any written consent of the holders of the shares of the Issuer's common stock all shares held by Mr. Saferin (a) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and hereof and (b) against any Acquisition Proposal (as defined in the Merger Agreement) and against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement.


                               Page 5 of 10 pages
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         (ii) Mr. Saferin has covenanted and agreed that except as contemplated or permitted by the Stock Purchase Agreement and the Merger Agreement, he shall not (a) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the shares held by Mr. Saferin, options, warrants or other rights to receive shares of the Issuer's common stock, or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the shares held by Mr. Saferin, options, warrants or other rights to receive shares of the Issuer's common stock, or any interest therein, (c) grant any proxy, power-of-attorney or other authorization in or with respect to any of the shares held by Mr. Saferin, (d) deposit any of the shares held by Mr. Saferin into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares held by Mr. Saferin, (e) exercise any of the options pursuant to which shares are issuable pursuant to the Option or (f) take any other action that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated by the Stock Purchase Agreement or by the Merger Agreement.

         (iii) Mr. Saferin has irrevocably granted to, and appointed, Parent and Martin E. Schloss and C. Gray Bethea, or either of them, in their respective capacities as officers of Parent, and any individual who shall hereafter succeed to any such office of Parent, and each of them individually, Mr. Saferin's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Mr. Saferin, to vote the shares held by Mr. Saferin, or grant a consent or approval in respect of the shares held by Mr. Saferin the manner described in the Stock Purchase Agreement.

         Employment and Severance Benefits Agreement

         On November 19, 2002, Steven M. Saferin entered into an Employment and Severance Benefits Agreement with Parent and Purchaser (the "Employment Agreement"). Pursuant to the agreement, Mr. Saferin's title with the Parent will be Senior Vice President-MDI and he will also be the President and Chief Executive Officer of the Issuer. The agreement commences on the date of consummation of the Offer (the "Commencement Date") and expires on December 31, 2005. The agreement provides for an annual base salary of $250,000, subject to annual review by the board of the Parent and raises each year by an amount equal to the percentage increases in base salary generally provided to the executive officers of the Parent (the "Base Salary"). In calendar year 2003 and thereafter, Mr. Saferin shall be eligible for annual performance bonuses of up to 50% of his Base Salary based on the attainment of performance objectives established by the board of directors of the Parent and Mr. Saferin's contributions to the attainment of those objectives. In addition, the agreement states that after the closing of the Offer, Mr. Saferin is entitled to receive a bonus of $125,000 for services provided to the Issuer in 2002 prior to, and in connection with, the Offer.


                               Page 6 of 10 pages
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         Pursuant to the agreement, Mr. Saferin is eligible to be considered for an annual grant of stock options entitling him to purchase shares of Parent common stock. In addition, the Parent will recommend to its Compensation Committee that Mr. Saferin be granted, as of the Commencement Date, options to acquire 100,000 shares of Class A Common Stock of Parent; such options to be awarded pursuant to a stock option award agreement of Parent containing the same terms as are generally applicable to other executive officers of the Issuer. The Parent has also agreed to reimburse Mr. Saferin for certain expenses incurred in relocating from Fort Worth, Texas, to Atlanta, Georgia.

         Either party may terminate the agreement on sixty days' prior written notice or upon the occurrence of certain events constituting cause or constructive termination. In the event the agreement is terminated without cause or for constructive termination, Mr. Saferin would be entitled to: (i) a lump sum severance payment equal to Mr. Saferin's annual Base Salary, to the extent that such Base Salary has not previously been paid through such date and any bonus or award payments theretofore made to Mr. Saferin; plus (ii) that pro rata portion of any bonus or award which would have been payable to Mr. Saferin had Mr. Saferin remained in employment with the Parent during the entire year in which the date of termination occurred; plus (iii) (a) if such termination without cause or constructive termination occurs after the date of the Employment Agreement, but on or prior to the date of the first anniversary thereof, a sum each month for a period of three years after the date of termination equal to one-twelfth of Mr. Saferin's Base Salary then in effect; or (b) if such termination without cause or constructive termination occurs after the date of the first anniversary of the Employment Agreement, but on or before the date of the second anniversary thereof, a sum each month for a period of two years after the date of termination, equal to one-twelfth of Mr. Saferin's Base Salary then in effect; or (c) if such termination without cause or constructive termination occurs after the date of the second anniversary of the Employment Agreement but on or before the date of the third anniversary thereof, a sum each month for a period of one year after the date of termination, equal to one-twelfth of Mr. Saferin's Base Salary then in effect; plus (iv) with certain exceptions, the continuation of life, accident, medical and dental insurance benefits.

         If Mr. Saferin is terminated because of disability, he is entitled to 12 months' Base Salary, the continuation of medical and other benefits and a ratable portion of bonuses earned through the date of termination.

         If Mr. Saferin terminates his employment voluntarily, subject to certain limited exceptions, he shall not be entitled to any severance pay or severance benefits, but shall be entitled to all other consideration, compensation and reimbursement otherwise due to him under the terms of the agreement but only through the date of such termination. The agreement also contains customary provisions with respect to benefits, reimbursement of expenses, and confidentiality.


                               Page 7 of 10 pages
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         Non-Competition Agreement

         On November 19, 2002, Steven M. Saferin entered into a Non-Competition Agreement (the "Non-Compete Agreement") with the Parent. The term of the agreement begins on the date of the consummation of the Offer and expires on December 31, 2005 (the "Term"). In addition, the agreement contains an additional period of restriction consisting of the period of time equal to the Term plus the period equal to the longer of either
         (i) one year after termination of the agreement for any reason, or (ii) any period after the Term during which Mr. Saferin receives any compensation or other remuneration (including any severance benefits payments) from the Parent or its affiliates (the "Restricted Period"). Until the Term expires, Mr. Saferin's non-compete obligation applies to any geographical area in the United States in which Parent or its affiliates has business or operations which are performed, supervised by or assisted in by Mr. Saferin, or in which Parent or its affiliates have customers or have actively sought prospective customers, in each case, with whom Mr. Saferin has or had material contact while employed by Parent or any of its affiliates. After the Term and during the remainder of the Restricted Period, this obligation shall apply to any geographical area in the United States in which the Parent or any affiliate thereof (i) either continues to have business or operations or previously had business or operations within five years prior to the end of the Term, which, in each case, were performed, supervised by or assisted in by Mr. Saferin, or (ii) had customers within such five-year period or had actively sought prospective customers, in each case, with whom Mr. Saferin had material contact within five years prior to the end of the Term.

         Pursuant to the agreement, Mr. Saferin has agreed that he will not: (i) during the Term, engage in any business that is competitive with the Company or its affiliates; (ii) during the Term, recruit or hire, or attempt to recruit or hire, any employee who is employed by the Parent or its affiliates; (iii) after the Term and during the remainder of the Restricted Period, recruit or hire or attempt to recruit or hire, any employee who is employed by the Parent or its affiliates to become an employee of any other person or entity whose products or services compete with those of the Parent or its affiliates; (iv) during the Term, solicit, entice or induce any customer or potential customer of the Parent or its affiliates to become a customer of any person or entity whose products or services compete with those of the Parent or its affiliates; and (v) after the Term and during the remainder of the Restricted Period, solicit, entice or induce any customer as of the end of the Term or as of any date during the Term, to become a customer of any person or entity whose products or services compete with those of the Parent or its affiliates.

         Item 7.  Material to be Filed as Exhibits

         1. Agreement and Plan of Merger, dated as of November 19, 2002, by and among Scientific Games International, Inc., MDI Entertainment, Inc. and Blue Suede Acquisition Corp. (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on November 20, 2002).


                               Page 8 of 10 pages
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         2.       Stock Purchase Agreement, dated as of November 19, 2002, by and among Scientific Games International, Inc. and Steven M. Saferin of MDI Entertainment, Inc. (incorporated by reference to the Current Report on Form 8-K filed by the Issuer on November 20, 2002).

         3. Employment and Severance Benefits Agreement, dated as of November 19, 2002, among Parent and Steven M. Saferin (incorporated by reference to the Current Report on Form 8-K filed the Issuer on November 20 , 2002).

         4. Non-Competition Agreement, dated as of November 19, 2002, among Parent and Steven M. Saferin (incorporated by reference to the Current Report on Form 8-K filed the Issuer on November 20 , 2002).




                               Page 9 of 10 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Steven M. Saferin

                                        November 27, 2002
                                        (Date)

                                        /s/ Steven M. Saferin
                                        ----------------------------------------
                                        (Signature)














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